UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2025

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit 99.1 furnishes our annual report for the Fiscal Year 2024-2025 which is required in compliance with the Companies Act, 2013 (the “Companies Act”) in India. The financial statements therein are in conformity with the Indian Accounting Standards prescribed under section 133 of the Companies Act. For our annual report with financial statements in IFRS as issued by the International Accounting Standards Board, please see our annual report on Form 20-F filed with the Securities and Exchange Commission on June 9, 2025.

EXHIBIT INDEX

Exhibit No.

99.1	Fiscal Year 2024-2025 Annual Report pursuant to the Companies Act

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2025
For Sify Technologies Limited

	By:	/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Executive Director and
Group Chief Financial Officer